SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco Adopts Equator Principles Guidelines 2 for Project Finance Activities

Unibanco was the first bank based in a developing country to adopt the Equator Principles. Now Unibanco reinforces its commitment

São Paulo - July 6, 2006 - Unibanco is reiterating its commitment to responsible and sustainable development by adopting the Equator Principles 2 (EP2), a revised framework of environmental and social policies launched today by the International Finance Corporation (IFC). IFC is the private-sector arm of the World Bank Group. Forty one financial institutions worldwide currently adopt the social and environmental requirements established in 2002 by the IFC’s initial version of the Equator Principles. Unibanco was the first bank in Brazil, and also among developing countries, to sign this agreement in June 2004.

The new and stronger standards established by the EP2 include more rigorous criteria, mainly in the assessment of the population affected by the the project. The IFC also changed the rating criteria, extending the requirement of rating to projects involving US$ 10 million or more in financing, from the prior minimum of US$ 50 million. The requirements contemplated in the original version of the Equator Principles - with respect to the classification of private-sector projects according to their social and environmental risk levels as a condition to the approval of their respective project finance packages - remain unchanged in the EP2, as well as the stipulation that approved projects be regularly monitored throughout the financing period.

For more information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3097-1585
E-mail: investor.relations@unibanco.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 06, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.